WESTLAND DEVELOPMENT CO., INC.

401 Coors Boulevard, NW

Albuquerque, New Mexico 87121

September 8, 2006

Via EDGAR and by Courier

Owen Pinkerton

Charito A. Mittelman

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Westland Development Co., Inc.
Schedule 14A Proxy Statement filed August 8, 2006
File No. 0-07775

Dear Mr. Pinkerton:

Set forth below is the response of Westland Development Co., Inc. (“Westland”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated September 5, 2006 regarding Westland’s preliminary proxy statement filed on August 8, 2006 (the “Proxy Statement”) and Westland’s response letter filed on August 29, 2006. In light of our tight schedule, we would greatly appreciate hearing from the Staff by the close of business on Monday, September 11th.

1.	We note your response to our comment 1. However, it does not appear that the proposed spin-off meets the requirements of Section 4.B.3(a) of SLB No. 4. This section requires, in part, that the non-reporting subsidiary issuer must, prior to the distribution, register its shares under the Exchange Act in order to provide adequate information to shareholders by the date of the spin-off. Therefore, we reissue the comment.

Westland would like to thank you for speaking with us on Thursday, September 7th to discuss your most recent comment letter. At present, Westland is considering your suggestion to (i) research additional no action letters to determine whether the safe harbor set forth in footnote 5 of Staff Legal Bulletin No. 4 (September 16, 1997) (“SLB No. 4”) would apply to our situation and (ii) if no such guidance is available, whether seeking an interpretation on the subject from the Office of the General Counsel would be helpful.

Owen Pinkerton

Charito A. Mittelman

Securities and Exchange Commission

September 8, 2006

As Westland would like to proceed with the filing and mailing of its definitive Proxy Statement next week, Westland respectfully requests your confirmation that the Staff would have no objection to Westland filing and mailing its definitive Proxy Statement next week if, prior to the record date and distribution date for the proposed distribution to Westland’s shareholders of the Class A units of Atrisco Oil & Gas LLC, Westland has filed, and the SEC has declared effective, a Form 10 in respect of the Class A units to be distributed to Westland’s shareholders in satisfaction of the requirements of Section 4.B.3(a) of SLB No. 4.

* * * * *

If you have any questions about the above responses, or require any further information, please call the undersigned at (505) 831-9600 or Thomas W. Bark of Jones Day at (212) 326-7815.

We greatly appreciate your prompt attention to this matter.

Very truly yours,

/s/ Robert S. Simon
Robert S. Simon

cc:	Thomas W. Bark
Jones Day